SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]. For the fiscal year ended December 30, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
REPORT, FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 2001

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
INDEX TO REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2001 and 2000

* All other schedules are either not required or not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean VA 22102-3811
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Accountants

To the Gannett Benefit Plans Committee and
Participants of the Gannett Co., Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
June 26, 2002

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001			December 31, 2000		
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets						
Investments:						
At fair value:						
Gannett Co., Inc. common stock	$223,898,354	$28,452,812	$252,351,166	$193,077,006	$43,225,686	$236,302,692
Other investments	636,681,373	493,092	637,174,465	591,561,835	265	591,562,100
	860,579,727	28,945,904	889,525,631	784,638,841	43,225,951	827,864,792
At contract value:						
Insurance contracts	150,562,683	-	150,562,683	77,060,634	-	77,060,634
Total investments	1,011,142,410	28,945,904	1,040,088,314	861,699,475	43,225,951	904,925,426
Receivables:						
Employer contributions	2,818	-	2,818	4,050	-	4,050
Employee contributions	1,076,962	-	1,076,962	1,212,673	-	1,212,673
Interest and dividends	2,143,966	103,859	2,247,825	1,671,474	145,588	1,817,062
Other receivables	973,510	-	973,510	349,258	-	349,258
Total receivables	4,197,256	103,859	4,301,115	3,237,455	145,588	3,383,043
Accrued allocation of 5,726 shares of Gannett Co., Inc. common stock at December 31, 2001, at fair value	334,025	(334,025)	-	-	-	-
Total assets	1,015,673,691	28,715,738	1,044,389,429	864,936,930	43,371,539	908,308,469
Liabilities						
Other payables	395,392	-	395,392	895,820	-	895,820
Due to broker	1,108,868	-	1,108,868	1,826,592	-	1,826,592
Loan payable	129,008	672,483	801,491	-	2,219,233	2,219,233
Total liabilities	1,633,268	672,483	2,305,751	2,722,412	2,219,233	4,941,645
Net assets available for benefits	$1,014,040,423	$28,043,255	$1,042,083,678	$862,214,518	$41,152,306	$903,366,824

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001		
	Allocated	Unallocated	Total
Contributions:			
Employer	$ 7,237,148	$ 403,368	$ 7,640,516
Employee	69,472,210	-	69,472,210
Allocation of 262,169 shares of Gannett Co., Inc. common stock, at fair value	16,772,931	-	16,772,931
Total contributions	93,482,289	403,368	93,885,657
Investment income (loss):			
Interest and dividends	17,211,172	103,390	17,314,562
Net (depreciation) appreciation in investments	(63,755,448)	1,668,838	(62,086,610)
Net investment (loss) income	(46,544,276)	1,772,228	(44,772,048)
Total additions	46,938,013	2,175,596	49,113,609
Allocation of 262,169 shares of Gannett Co., Inc. common stock, at fair value	-	16,772,931	16,772,931
Interest expense	-	124,461	124,461
Benefits paid to participants	69,690,043	-	69,690,043
Administrative expenses	3,165,515	-	3,165,515
Total deductions	72,855,558	16,897,392	89,752,950
Net (decrease) prior to net transfers from other plans and interfund transfers	(25,917,545)	(14,721,796)	(40,639,341)
Net transfers from other plans	179,356,195	-	179,356,195
Interfund transfers	(1,612,745)	1,612,745	-
Net increase (decrease)	151,825,905	(13,109,051)	138,716,854
Net assets available for benefits:			
Beginning of year	862,214,518	41,152,306	903,366,824
End of year	$1,014,040,423	$ 28,043,255	$1,042,083,678

The accompanying notes are an integral part of the financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General

The Gannett 401(k) Savings Plan (the Plan) was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan on their date of hire. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan purchased Company common stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of up to thirty years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal and interest, an appropriate percentage of stock becomes available for allocation to eligible employees' accounts in accordance with the Plan agreement (see Note 5).

The borrowing is collateralized by the unallocated shares of stock. The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock plus employee contributions (Allocated) and
(b) stock not yet allocated to employees (Unallocated).

Administration of Plan Assets

The Plan assets are held under a trust agreement (the Trust) with Boston Safe Deposit and Trust Company (the Trustee), which is a subsidiary of Mellon Bank, N.A. Hewitt Associates LLC performs recordkeeping services for the Plan. The Gannett Benefit Plans Committee serves as the plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. The Plan was amended, effective March 1, 2001, to provide that all investments of Employer contributions must remain in the Gannett Stock Fund until a participant reaches age 55 and has at least ten years of "active" participation in the Plan (periods as a Former Participant, as defined in Plan Document, do not count towards this "active" participation requirement.) Participants who are age 55 or over and have at least ten years of "active" participation in the Plan may elect to have up to 50% of their investment in the Gannett Stock Fund invested in one or more other funds. Such election by a participant may first be made within 90 days of the end of the Plan year during which the participant reaches age 55 and completes ten years of active participation in the Plan. The Participant may make a similar election within 90 days of the end of each of the following five Plan years, but not thereafter. Prior to March 1, 2001, the criteria for a participant to elect to have up to 50% of their investment in the Gannett Stock Fund invested in one or more other funds was the same except for the "active" participation requirement. See Note 10 for the March 13, 2002 amendment.

Upon termination of an employee with vested benefits, employer contributions are paid out in cash or in

Gannett Stock, at the participant's election. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two privately managed funds, eight registered investment company mutual funds and Gannett Co., Inc. common stock as investment options for participants. The Plan allocates investment income to participants' accounts daily based upon the relationship among their account balances at the end of each day. Participants generally become fully vested in the Company's matching contribution after 3 years of service. Forfeitures are applied against future employer contributions. During 2001, the amount of forfeitures applied to employer contributions was $611,614. The remaining forfeiture balance was $3,386 and $3,091 at December 31, 2001 and 2000, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Upon retirement, participants may elect to receive either a lump sum payment or installment payments. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee will vote the unallocated shares in the same ratio as participants vote the allocated shares.

Funding Policy

A participant may generally contribute on a pre-tax basis any whole percentage amount of up to 15 percent of compensation for a payroll period. The Company match is generally 50 percent of the first 6 percent of compensation that a participant contributed. Participant contributions are subject to certain limitations.

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividend earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on the Plan's term loan. In addition, participants in certain units receive a cash matching contribution as stipulated in the Plan Document.

Plan Termination

Although the Company has not expressed intent to terminate the Plan agreement, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Actual results may differ from these estimates.

Valuation of Investments

Common stocks are valued based on prices quoted by major exchanges. Investments in pooled funds and registered investment companies are valued according to the fair value of the assets held. Insurance contracts are carried at the contract value reported by the insurance company which approximates fair market value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company. Synthetic investment contracts are stated at the contract book value which approximates cost. Synthetic investment contracts are comprised of the underlying assets, which consist primarily of Corporate Bonds, Agency Bonds, and US Treasury Notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. At December 31, 2001 the contract value of the synthetic contracts was approximately $58,975,696. The underlying assets' market value was $60,645,559, resulting in a wrapper value of ($1,669,863). Participant loans are valued at cost, which approximates fair value.

Revenue Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex- dividend date.

Administrative Expenses

Certain administrative expenses, including certain investment management fees, plus recordkeeping fees and trustee fees, are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has been determined by the Internal Revenue Service (IRS) to be qualified under Section 401(a) and 4975(e)(7) and exempt from federal income taxes under Section 501(a) of the Internal Revenue Code (IRC). A favorable determination letter was received in June 1995. The Plan has been amended since receiving the determination letter. The Plan document, as amended, was submitted to the IRS for approval of a new determination letter on February 28, 2002. A response has not yet been received from the IRS, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2001		December 31, 2000	
	Shares	Market Value	Shares	Market Value
Allocated:				
Gannett Co., Inc. common stock				
Participant directed	1,366,041	$ 91,838,937	1,319,942	$ 83,238,843
Company Match	1,964,206	132,059,417*	1,741,735	109,838,163*
Fidelity Growth & Income Fund	3,617,700	135,229,622	3,199,298	134,690,451
American Century Ultra Fund	4,737,011	130,930,976	3,908,265	126,510,545
Brandywine Fund	3,788,101	88,452,168	2,700,788	79,376,148

*Non-participant directed through March 13, 2002. (See Note 10)

A summary of net (depreciation) appreciation during the year ended December 31, 2001 was:

Allocated:	
Bonds	$ 194,947
Common Stock	(3,843,111)
Registered Investment Companies	(60,107,284)
Total Allocated	(63,755,448)
Unallocated:	
Gannett Co., Inc. common stock	1,668,838
Net depreciation in investments	$ (62,086,610)

The following investments represent the Plan's holdings in the Fixed Income Fund, which consists of insurance contracts at contract value at December 31, 2001 and 2000:

	December 31, 2001	December 31, 2000	Stated Rate	Maturity Date
Guaranteed Investment Contracts (GIC)				
Hartford Life	$2,345,500	$2,209,401	6.16%	6/30/04
Combined Insurance America	2,296,186	2,135,988	7.50%	9/30/06
Protective Life	2,786,908	2,565,742	7.94%	12/29/06
New York Life	2,779,569	2,564,126	7.74%	3/30/07
Hartford Life	1,083,541	1,009,542	7.33%	9/30/07
Sun America Life	2,913,832	2,743,464	6.21%	3/31/05
Protective Life	1,055,303	1,639,026	7.31%	4/2/02
Peoples Security Life	1,051,047	1,633,633	7.23%	4/2/02
Peoples Security Life	565,687	1,062,232	7.05%	9/30/02
Business Men's Assurance America	340,793	319,963	6.51%	6/28/02

	December 31, 2001	December 31, 2000	Stated Rate	Maturity Date
Principal Mutual	1,829,845	1,710,135	7.00%	9/29/02
Metropolitan Life	1,778,511	1,666,521	6.72%	6/30/03
Security Life Denver	1,756,782	1,649,275	6.52%	3/31/03
Hartford Life	2,919,137	2,746,131	6.30%	12/30/04
CIGNA	2,044,767	1,909,391	7.09%	6/30/02
Canada Life	4,710,468	4,402,307	7.00%	9/30/05
Metropolitan Life	3,470,012	3,235,442	7.25%	9/30/06
Ohio National Life	3,693,381	3,475,469	6.27%	9/30/03
Allstate Life Insurance Co.	4,066,684	3,794,611	7.17%	6/30/06
Travelers	2,081,068	2,081,748	6.15%	3/31/04
Travelers	3,470,012	3,235,442	7.25%	3/31/06
Ohio National Life	3,181,721	-	6.70%	12/29/06
Metropolitan Life	3,171,824	-	6.58%	9/30/07
Security Life of Denver	4,122,935	-	5.51%	6/30/05
GE Life & Annuity	3,603,247	-	5.97%	6/30/06
John Hancock Life	4,607,631	-	5.84%	9/30/06
Mutual of America	5,020,048	-	4.67%	12/31/05
CDC	1,997,260	-	4.65%	12/12/02
GE Life & Annuity	1,141,742	-	7.50%	3/30/03
GE Life & Annuity	1,095,592	-	7.22%	8/12/02
John Hancock Life	1,643,187	-	7.21%	8/11/03
Metropolitan Life	2,151,300	-	7.12%	11/11/03
Monumental Life	2,189,573	-	7.27%	8/14/03
John Hancock Life	621,894	-	3.78%	3/1/05
Principal Life Insurance	8,000,000	-	5.90%	6/29/07
New York Life	-	744,816	7.28%	6/29/01
Allstate Life Insurance Co.	-	3,239,728	6.24%	6/29/01
John Hancock Life	-	3,172,262	6.25%	12/29/01
Allstate Life Insurance Co.	-	895,332	6.39%	9/28/01
Peoples Security Life	-	1,341,780	6.50%	1/2/01
Principal Mutual	-	1,816,742	7.12%	1/15/01
Commonwealth	-	3,782,809	7.00%	10/31/01
Life of Virginia	-	1,730,077	6.91%	6/30/01
Business Men's Assurance America	-	2,230,568	5.28%	12/31/01
Ohio National Life	-	1,560,980	5.73%	1/2/01
Total Guaranteed Investment Contracts	$91,586,987	$68,304,683		

	December 31, 2001	December 31, 2000	Stated Rate	Maturity Date
Guaranteed Investment Contracts - Synthetics				
Chase Manhattan Bank				
Wrapper Contract	(272,775)	(61,836)	Varies	8/6/02
Underlying Assets				
Cash	1,323,908	287,669		
Floating Rate Notes	180,260	-		
Government Bonds	1,098,161	1,158,497		
Agency Bonds	2,102,955	3,132,282		
Asset Backed Securities	132,691	228,063		
Corporate Bonds	2,355,759	2,511,874		
Mortgage Backed Securities	1,637,284	788,207		
Bond Funds	739,666	711,195		
Total	9,570,684	8,817,787		
Total Contract Value	9,297,909	8,755,951		
Allstate Life Insurance Co.				
Wrapper Contract	(404,087)	-	6.60%	3/31/06
Underlying Assets				
Cash	194,897			
Government Bonds	1,048,130			
Asset Backed Securities	7,380,591			
Mortgage Backed Securities	1,111,921			
Total	9,735,539			
Total Contract Value	9,331,452			
Bank of America				
Wrapper Contract	(154,827)	-	6.36%	3/31/10
Underlying Assets				
Cash	48,538			
Government Bonds	1,058,750			
Agency Bonds	6,019,196			
Asset Backed Securities	1,798,940			
Total	8,925,424			
Total Contract Value	8,770,597			
JP Morgan Chase				
Wrapper Contract	(70,270)	-	6.15%	3/31/06
Underlying Assets				
Cash	154,377			
Government Bonds	2,566,596			
Agency Bonds	3,518,682			
Asset Backed Securities	2,902,090			
Corporate Bonds	211,552			
Mortgage Backed Securities	1,683,229			
Total	11,036,526			
Total Contract Value	10,966,256			

	December 31, 2001	December 31, 2000	Stated Rate	Maturity Date
UBS				
Wrapper Contract	(363,272)	-	6.95%	11/30/20
Underlying Assets				
Cash	236,140			
Government Bonds	2,466,744			
Agency Bonds	5,964,895			
Asset Backed Securities	3,220,948			
Total	11,888,727			
Total Contract Value	11,525,455			
Monumental Life				
Wrapper Contract	(404,632)	-	7.07%	6/30/07
Underlying Assets				
Cash	886,789			
Agency Bonds	2,928,725			
Asset Backed Securities	5,673,145			
Total	9,488,659			
Total Contract Value	9,084,027			
Total Guaranteed Investment Contract-Synthetic	$58,975,696	$8,755,951		
Total Investment Contracts	$150,562,683	$77,060,634		

NOTE 5 - LOAN PAYABLE

In 1990, the Plan entered into a $50,000,000 term loan agreement with the Company. The proceeds of the loan were used to purchase 2,500,000 shares of the Company's common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over a period of up to thirty years. The loan bears interest at nine percent, payable monthly. The remaining principal balance on the loan at December 31, 2001 was $672,483.

NOTE 6 – NON-PARTICIPANT DIRECTED INVESTMENTS

The information about the net assets and the significant components of the changes in net assets, relating to non-participant related investments, is as follows:

	December 31, 2001	December 31, 2000
Net Assets:		
Gannett Co., Inc. common stock		
Allocated	$132,059,417	$109,838,163
Unallocated	28,452,812	43,225,686
	160,512,229	153,063,849
Liquidity Fund	564,213	167,893
Net Payable	(120,701)	(1,691,647)
	$160,955,741	$151,540,095

	Year Ended December 31, 2001
Changes in Net Assets:	
Contributions	$6,913,494
Interest and dividends	1,785,888
Net appreciation	9,642,716
Benefits paid to participants	(7,573,460)
Interest expense	(124,454)
Transfers to other plans	(639,693)
Net transfers to participant - directed investment	(588,845)
	$9,415,646

NOTE 7 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2001 and 2000, the Plan held an investment of 3,753,463 and 3,747,119 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2001 and 2000 was $252,351,166 and $236,302,692, respectively.

Certain Plan investments are shares of a mutual fund managed by Boston Safe Deposit and Trust Company. Boston Safe Deposit and Trust Company is a subsidiary of the trustee and, therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Boston Safe Deposit and Trust Company for investment management services for the year ended December 31, 2001.

Certain Plan investments are shares of mutual funds managed by Luther King Capital Management. Luther King Capital Management is a subsidiary of the recordkeeper, Hewitt Associates LLC and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Luther King Capital Management for investment management services amounted to $390,369 for the year ended December 31, 2001.

NOTE 8 - NET TRANSFERS FROM OTHER PLANS

Effective March 27, 2001, Gannett acquired PMP, Ltd. 401(k) Profit Sharing Plan as part of its acquisition of PMP Company, Ltd. The PMP, Ltd. 401(k) Profit Sharing Plan was merged with and into the Gannett 401(k) Savings Plan on December 31, 2001. Eligible employees participating in the PMP Plan became eligible to participate in the Gannett Savings Plan effective January 1, 2002. As a result, assets totaling $99,264 were transferred into the Plan.

Effective April 30, 2001, the Plan assets of the employees of the Marin Independent Journal were transferred to a qualified retirement plan sponsored by the California Newspaper Partnership. As a result, assets totaling $3,042,626 were transferred from the Plan.

Effective November 30, 2001, the Central Newspapers Inc. 401(k) Savings Plan was merged with and into the Plan. As a result, assets totaling $182,145,293 were transferred into the Plan. Eligible employees participating in the Central Plan became eligible to participate in the Gannett Savings Plan effective December 1, 2001.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500:

	December 31, 2001
Net Assets Available for benefits per the financial statements	$1,042,083,678
Less: Benefit payments approved but unpaid at December 31, 2001	(662,038)
Net assets available for benefits per the Form 5500	$1,041,421,640

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to Form 5500:

Benefits paid to participants per the financial statements	$69,690,043
Add: Benefits payable to participants at December 31, 2001	662,038
Benefits paid to participants per Form 5500:	$70,352,081

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

NOTE 10 - SUBSEQUENT EVENT

Generally employer matching contributions are initially invested in Gannett common stock (i.e., the portion of the Plan that is intended to qualify as an ESOP). Effective March 13, 2002, a participant may elect to transfer all or any portion of his or her Company match into any other investment fund available under the Plan.

Effective April 23, 2002, a participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 20 percent of compensation for a payroll period. Additionally an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. However, employer matching contributions shall not be made on amounts treated as catch-up contributions.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
	ALLOCATED		
	Bonds		
1,850,000	Viacom Inc. (CBS Inc.) 7.625%, due 1/01/02 DD 1/1/92	$1,921,392	$1,850,000
1,500,000	Healthsouth Corp. SR NT 8.500% 2/01/08 DD 2/1/01	1,503,375	1,567,500
1,500,000	AT&T Corp Bonds 6%, due 3/15/09 DD 3/26/99	1,496,475	1,426,605
1,000,000	Northern Trust Co. Mtn. 6.7%, due 9/15/05 DD 10/09/95	975,730	1,052,460
	Total Bonds within Diversified Fund (LKCM)*	$5,896,972	$5,896,565
	Common Stocks		
40,700	AOL Time Warner Inc.	$1,849,597	$1,306,470
61,700	Allied Waste INDS Inc.	1,144,914	867,502
32,300	Applied Materials Inc.	1,474,131	1,295,230
37,800	BJ Services Co.	653,078	1,226,610
24,100	Bank of America Corp.	1,473,922	1,517,095
13,900	Bank of New York Inc.	459,155	567,120
28,200	Barnes & Noble Inc.	1,118,299	834,720
60,300	CMS Energy Corp.	1,796,550	1,449,009
14,200	Ciena Corp.	908,800	203,202
125,600	Cisco Systems Inc.	2,282,501	2,274,616
50,533	Citigroup Inc.	1,620,100	2,550,906
12,800	Clear Channel Communications	606,337	651,648
20,200	Coca Cola Co.	1,098,228	952,430
34,400	Cott Corp.	316,737	546,960
87,700	Crown Castle International Corp.	902,749	936,636
35,600	Ensco International Inc.	1,492,719	884,660
29,100	El Paso Corp.	1,261,485	1,298,151
27,100	First Data Corp.	1,301,490	2,125,995
47,400	Fleet Boston Financial Corp.	1,757,392	1,730,100
13,700	General Dynamics Corp.	1,098,914	1,091,068
68,500	Global Santa Fe Corp.	2,432,810	1,953,620
49,600	HCA Inc.	1,380,785	1,911,584
61,000	Healthsouth Corp.	869,169	904,020
25,200	Honeywell International Inc.	923,638	852,264

*Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
94,500	Intel Corp.	2,382,204	2,972,025
27,200	IBM Corp.	3,010,389	3,290,112
38,000	International Game Technology	1,958,757	2,595,400
95,300	JDS Uniphase Corp.	848,647	827,204
15,000	Kindred Healthcare Inc.	690,000	780,000
33,900	Lehman Bros. Holdings Inc.	2,462,702	2,264,520
278,100	Lucent Technologies Inc.	2,138,378	1,749,249
33,300	Manor Care Inc.	633,086	789,543
61,400	Microsoft Corp.	3,867,065	4,067,750
83,200	Micron Technology Inc.	2,586,765	2,579,200
21,200	Morgan Stanley Dean Witter & Co.	1,680,645	1,185,928
44,200	Nokia Corp. ADR	1,402,590	1,084,226
82,000	Ocean Energy Inc.	1,590,325	1,574,400
72,600	Oracle Corp.	1,019,028	1,002,606
29,300	Pfizer Inc.	1,080,939	1,167,605
27,200	Philip Morris Cos. Inc.	787,200	1,247,120
11,700	Proctor & Gamble Co.	874,342	925,821
31,300	Prudential Financial Inc.	905,317	1,038,847
17,500	Qualcomm Inc.	1,166,991	883,750
30,400	Smith International Inc.	2,402,296	1,630,048
83,300	Sun Microsystems Inc.	1,330,171	1,024,590
48,100	Stewart W P & Co. Ltd.	1,008,943	1,260,220
10,900	Tenet Healthcare Corp.	594,721	640,048
18,000	Teva Pharmaceutical Inds. Adr. Ltd.	438,587	1,109,340
41,900	Triad Hosps Inc.	1,258,922	1,229,765
50,383	Tyco International Ltd.	2,413,239	2,967,559
29,500	Veritas Software Co.	1,092,181	1,322,485
19,800	Viacom Inc. Class B	833,798	874,170
14,700	XL Capital Ltd. Class A	1,075,424	1,342,992
	Total Common Stock within Diversified Fund (LKCM)*	$73,757,152	$75,358,139
3,330,247	Gannett Co., Inc. Common Stock (Gannett Stock Fund)*	$115,811,997	$223,898,354
	Total Common Stocks	$189,569,149	$299,256,493

*Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
	Liquidity Fund		
11,015,474	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*	$11,015,474	$11,015,474
	Guaranteed Investment Contracts		
2,345,500	Hartford Life 6.16%, due 6/30/04	$2,345,500	$2,345,500
2,296,186	Combined Insurance America 7.5%, due 9/30/06	2,296,186	2,296,186
2,786,908	Protective Life 7.94%, due 12/29/06	2,786,908	2,786,908
2,779,569	New York Life 7.74%, due 3/30/07	2,779,569	2,779,569
1,083,541	Hartford Life 7.33%, due 9/30/07	1,083,541	1,083,541
2,913,832	Sun America Life 6.21%, due 3/31/05	2,913,832	2,913,832
1,055,303	Protective Life 7.31%, due 4/02/02	1,055,303	1,055,303
1,051,047	Peoples Security Life 7.23%, due 4/02/02	1,051,047	1,051,047
565,687	Peoples Security Life 7.05%, due 9/30/02	565,687	565,687
340,793	Business Men's Assurance America 6.51%, due 6/28/02	340,793	340,793
1,829,845	Principal Mutual 7%, due 9/29/02	1,829,845	1,829,845
1,778,511	Metropolitan Life 6.72%, due 6/30/03	1,778,511	1,778,511
1,756,782	Security Life Denver 6.52%, due 3/31/03	1,756,782	1,756,782
2,919,137	Hartford Life 6.3%, due 12/30/04	2,919,137	2,919,137
2,044,767	CIGNA 7.09%, due 6/30/02	2,044,767	2,044,767
4,710,468	Canada Life 7%, due 9/30/05	4,710,468	4,710,468
3,470,012	Metropolitan Life 7.25%, due 9/30/06	3,470,012	3,470,012
3,693,381	Ohio National Life 6.27%, due 9/30/03	3,693,381	3,693,381
4,066,684	Allstate Life Insurance Co. 7.17% due 6/30/06	4,066,684	4,066,684

* Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
2,081,068	Travelers 6.15%, due 3/31/04	2,081,068	2,081,068
3,470,012	Travelers 7.25%, due 3/31/06	3,470,012	3,470,012
3,181,721	Ohio National Life 6.70%, due 12/29/06	3,181,721	3,181,721
3,171,824	Metropolitan Life 6.58%, due 9/30/07	3,171,824	3,171,824
4,122,935	Security Life of Denver 5.51%, due 6/30/05	4,122,935	4,122,935
3,603,247	GE Life & Annuity 5.97%, due 6/30/06	3,603,247	3,603,247
4,607,631	John Hancock Life 5.84%, due 9/30/06	4,607,631	4,607,631
5,020,048	Mutual of America 4.67%, due 12/31/05	5,020,048	5,020,048
1,997,260	CDC 4.65%, due 12/12/02	1,997,260	1,997,260
1,141,742	GE Life & Annuity 7.50%, due 3/30/03	1,141,742	1,141,742
1,095,592	GE Life & Annuity 7.22%, due 8/12/02	1,095,592	1,095,592
1,643,187	John Hancock Life 7.21%, due 8/11/03	1,643,187	1,643,187
2,151,300	Metropolitan Life 7.12%, due 11/11/03	2,151,300	2,151,300
2,189,573	Monumental Life 7.27%, due 8/14/03	2,189,573	2,189,573
621,894	John Hancock Life 3.78%, due 3/1/05	621,894	621,894
8,000,000	Principal Life Insurance 5.90%, due 6/29/07	8,000,000	8,000,000
	Total Guaranteed Investment Contracts	$91,586,987	$91,586,987

*Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
	Guaranteed Investment Contracts - Synthetic		
9,297,909	Chase Manhattan Bank varies, due 8/6/02		
	Wrapper Contract	9,297,909	(272,775)
	Underlying Assets		
1,424,193	Cash Equivalents		1,323,908
90,000	MBNAM 1996-J A, 2.675% due 2/15/06		90,269
90,000	MBNAM 1998-F A, 3.250% due 2/15/08		89,991
180,000	US Treasury, 5.250% due 11/15/28		169,808
395,000	US Treasury Bonds, 6.250% due 8/15/23		427,530
180,000	US Treasury Notes, 6.000% due 8/15/09		195,948
120,000	US Treasury Notes, 5.875%, due 11/15/04		127,965
65,000	US Treasury Notes, 7.000% due 7/15/06		74,130
100,953	US Tsy Inflation Notes, 3.375% due 1/15/07		102,780
29,137	FNMA 252806, 7.500% due 10/1/29		30,333
153,964	FNMA 411084, 7.500% due 1/1/28		160,838
127,741	FNMA 488707, 6.000% due 3/1/29		126,458
57,961	FNMA 511245, 7.500% due 10/1/29		60,341
46,697	FNMA 535650, 8.000% due 11/1/30		49,557
183,672	FNMA 535996, 7.500% due 6/1/31		190,889
43,973	FNMA 53729, 7.500% due 1/1/31		45,701
130,579	FNMA DUS 381304, 5.850% due 2/1/09		132,735
96,778	FNMA DUS 381325, 5.990% due 2/1/09		99,101
59,461	FNMA DUS 382445, 7.880% due 6/1/10		67,274
74,408	FNMA DUS 382783, 7.100% due 11/1/07		80,216
79,453	FNMA DUS 383164, 6.150% due 2/1/11		81,198
130,630	FNMA DUS 73209, 6.673% due 11/1/02		133,110
64,539	FNMA DUS 73442, 7.075% due 5/1/06		69,627
85,329	FNMA DUS 73565, 7.310% due 7/1/03		89,251
38,139	FNMA DUS 73696, 7.475% due 10/1/06		41,727
161,240	FNMA DWARF 253751, 5.500% due 4/1/16		159,027
41,365	FNMA DWARF 524716, 7.500% due 4/1/15		43,885
220,821	FNMA DWARF 535313, 7.500% due 5/1/15		232,758
49,242	FNMA DWARF 545294, 5.500% due 10/1/16		48,682
78,345	FNMA DWARF 576980, 5.500% due 4/1/16		77,455
39,270	GNMA 278520, 8.300% due 1/15/20		42,562
38,660	GNMA 564762, 7.500% due 8/15/31		40,230
90,000	ASC 1997-D4 A1D, 7.490% due 4/11/29		97,341
100,000	COMM 00-C1, A2, 7.416% due 4/15/10		108,052
46,325	CSFB 2000-C1 A1, 7.325% due 7/15/08		49,683
160,000	DJCM 99-CG3 A1B, 7.340% due 9/10/09		172,179
100,000	FHLMC 1609 GB, 6.500% due 2/15/22		103,968
45,000	FHLMC 1673 H, 6.000% due 11/15/22		46,026
105,000	FHLMC 1961 H SEQ, 6.500% due 5/15/12		107,373
115,000	FHLMC 2102 TC, 6.000% due 12/15/13		115,000
75,000	FHLMC 2389 CD, 6.000% due 12/1/31		75,375
85,000	FHLMC 2001-48 PB, 6.500% due 4/25/17		87,897

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
	Chase Manhattan Bank, Con't.		
80,000	FNMA 01-70 LQ, 6.000% due 11/1/31		81,325
105,000	FNMA 2001-71 EB, 6.000% due 2/25/25		106,739
45,000	FNMA 2001-74 QB, 6.000% due 2/25/25		45,775
40,000	FNMA 94-23 PG, 6.000% due 4/25/23		40,375
50,000	FNMA 99-6 PB, 6.000% due 3/25/19		50,219
165,000	MASTR 2001-2, AB, 6.000% due 12/25/16		167,426
120,000	MSCI 98 XL1 A3, 6.480% due 6/3/30		124,704
55,000	PMAC 1999-C1 A2, 6.820% due 4/15/09		57,827
60,000	PECO 2001-A A1, 6.520% due 12/31/10		63,680
65,000	SAST 2000-2 AF 4, 8.234% due 3/25/24		69,011
40,000	ALCOA, 6.500% due 6/15/18		39,249
35,000	ALCOA INC, 6.500% due 6/1/11		36,320
65,000	Alliance Capital Mgmt, 5.625% due 8/15/06		66,879
85,000	American General Finance, 5.875% due 7/14/06		87,260
30,000	Avalon Properties, 6.625% due 1/15/05		32,286
60,000	Bell South Corp., 5.000% due 10/15/06		60,106
50,000	Boeing Co., 6.625% due 2/15/38		48,310
25,000	Burlington North, 6.750% due 3/15/29		24,670
75,000	Coca Cola Enterprises, 5.750% due 11/1/08		75,994
60,000	Conoco Funding Co., 5.450% due 10/15/06		60,750
35,000	Consolidated Natural Gas, 6.850% 4/15/11		36,117
100,000	Dayton Hudson Co., 5.875% due 11/1/08		102,701
60,000	Delphi Auto Systems Corp., 6.125% due 5/1/04		61,685
70,000	Dow Chemical, 6.125% due 2/1/11		72,420
90,000	Equity Office Properties, 6.800% due 1/15/09		93,060
23,768	Federal Express 98-1A, 6.720% due 1/15/22		23,897
80,000	Ford Motor Company, 6.375% due 2/1/29		66,328
30,000	Ford Motor Credit, 5.800% due 1/12/09		28,115
50,000	General Motors, 7.200% due 1/15/11		51,753
80,000	GMAC, 5.850% due 1/14/09		77,358
100,000	Household Financial Corp., 6.750% due 5/15/11		100,298
85,000	Int'l Lease Finance Corp., 5.350% due 5/3/04		86,992
70,000	May Dept. Stores, 7.150% due 8/15/04		76,814
100,000	Merrill Lynch Mtn., 7.850% due 5/30/03		106,502
65,000	Morgan Stanley Dean Witter, 6.100% due 4/15/06		67,821
45,000	National City Corp., 6.875% due 5/15/19		44,445
170,000	Norfolk Southern, 6.950% due 5/1/02		174,412
60,000	Pepsi Bottling Group Inc., 7.000% due 3/1/29		64,620
95,000	PNC Funding Corp., 6.125% due 2/15/09		96,871
85,000	Simon Property Group Inc., 7.375% due 1/20/06		90,599
55,000	Sprint Capital Corp., 6.875% due 11/15/28		51,030
65,000	United Parcel Service, 8.375% due 4/1/30		80,108
25,000	Verizon Global Funding Corp., 7.750% due 12/1/30		27,986
60,000	Washington Mutual Inc., 7.500% due 8/15/06		66,461
50,000	WorldCom Inc., 6.950% due 8/15/28		46,494
30,000	WorldCom, 6.500% due 4/15/10		29,048
4,000	Aberdeen Asia-Pacific Income Fund		15,540

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
13,000	Blackrock North Amer. Gov't.		128,960
8,000	Blackrock Strategic Term TR		78,037
15,000	Hyperion 2002 Term Trst In		145,950
5,000	Hyperion 2005 Inv Grd Opport.		48,250
12,000	MFS Govt Markets Income Tr.		77,880
3,700	Nuveen Performance Plus Muni.		52,133
3,700	Nuveen Premium Inc. Muni Fund		50,690
8,500	TCW/DW Term Trust 2003		91,265
3,500	Van Kamp Tr/Inv Grd Munis		50,961
	Total		9,570,684
	Total Contract Value	9,297,909	9,297,909
9,331,452	Allstate Life Insurance Co. 6.60%, due 3/31/06		
	Wrapper Contract	9,331,452	(404,087)
	Underlying Assets		
194,897	Cash Equivalents		194,897
1,000,000	US Treasury Note, 5.625% due 5/08		1,048,130
2,000,000	Citibank Credit Card 1, CCIT 00-A1		2,140,800
1,500,000	Ford Auto Owners Trust 1, FORDO 00-E A5		1,582,050
1,500,000	Daimler Chrysler 1, DCAT 01-A A4		1,544,700
1,020,623	WFS Financial Owners Trust 1 WESTO 00-B A3		1,056,141
1,000,000	CIT Equip. Collateral 1 CITEC 2000-1 A4		1,056,900
1,111,921	Fannie Mae Grantor Trust 1 FNGT 01-T4 A1		1,111,921
	Total		9,735,539
	Total Contract Value	9,331,452	9,331,452
8,770,597	Bank of America 6.36%, due 3/31/10		
	Wrapper Contract	8,770,597	(154,827)
	Underlying Assets		
48,538	Cash Equivalents		48,538
1,000,000	US Treasury Note, 5.875% due 11/04		1,058,750
1,750,000	Federal Home Loan Mortgage FHLMC, 5.750% due 04/08		1,802,500
1,000,000	Federal Home Loan Mortgage FHLMC, 6.250% due 07/04		1,062,190
1,848,750	Federal Home Loan Mortgage FHLMC, 7.000% due 03/10		1,848,750
1,200,000	Federal Home Loan Mortgage FHLMC, 7.000% due 07/05		1,305,756
1,700,000	Daimler Chrysler 2 DCAT 00-D AST		1,798,940
	Total		8,925,424
	Total Contract Value	8,770,597	8,770,597

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
10,966,256	JP Morgan Chase		
	6.15%, due 3/31/06		
	Wrapper Contract	10,966,256	(70,270)
	Underlying Assets		
154,377	Cash		154,377
900,000	US Treasury Note, 6.750% due 05/05		978,471
1,500,000	US Treasury Note, 5.875% due 11/04		1,588,125
400,000	Federal Nat'l Mortgage, FNMA, 7.000% due 07/05		435,252
3,000,000	Federal Home Loan Mortgage, FHLMC, 5.500% due 07/05		3,083,430
1,500,000	Amex Optima CC MT AMXCA 01-2 A		1,533,300
800,000	NationLinks Funding Corp NLFR 99-2 A2		842,240
500,000	World Omni Auto Rec Tr WOART 00-A A4		526,550
200,000	General Electric Capital, GE, 7.500% due 06/03		211,552
1,683,229	Fannie Mae Grantor Trust FNGT 01-T3 A		1,683,229
	Total		11,036,526
	Total Contract Value	10,966,256	10,966,256
11,525,455	UBS		
	6.95%, due 11/30/20		
	Wrapper Contract	11,525,455	(363,272)
	Underlying Assets		
236,140	Cash Equivalents		236,140
2,400,000	US Treasury Note, 4.750% due 1/31/03		2,466,744
1,479,983	Freddie Mac Gold FH 1B0129		1,511,729
500,000	Federal Home Loan Mortgage FHLMC, 5.750% due 04/08		515,000
912,357	Federal Home Loan Mortgage FHLMC, 7.500% due 02/41		912,357
500,000	Federal Nat'l Mortgage FNMA DEB 7.000% due 7/15/05		544,065
2,400,000	US Treasury FNMA DEB, 5125% due 2/13/04		2,481,744
187,500	Sears Credit Account Trust SCAMT 96-1 A		188,438
1,500,000	Fleet Credit Card MT FCCMT 01-B A		1,534,650
1,400,000	MBNA Master Trust MBNAM 00-1 A		1,497,860
	Total		11,888,727
	Total Contract Value	11,525,455	11,525,455

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
9,084,027	Monumental Life		
	7.07%, due 6/30/07		
	Wrapper Contract	9,084,027	(404,632)
	Underlying Assets		
886,789	Cash Equivalents		886,789
1,450,000	Federal Nat'l Mortgage FNMA, 7.000% due 07/05		1,577,789
1,284,648	Federal Nat'l Mortgage FNMA, 7.500% due 06/30		1,350,936
2,000,000	Chase Manhattan Auto Owners Trust 1 CMOAT 00-A A4		2,093,800
1,250,000	Ford Auto Owners Trust 2 FORDO 00-F A3		1,315,875
1,100,000	Commonwealth Edison Trust 1 COMED 98-1 A5		1,140,480
1,100,000	Commonwealth Edison Trust 2 COMED 98-1 A6		1,122,990
	Total		9,488,659
	Total Contract Value	9,084,027	9,084,027
	Total Guaranteed Investment Contracts - Synthetics	58,975,696	58,975,696
	Total Investment Contracts	$150,562,683	$150,562,683

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

Shares/Par Value	Description	Cost	Current Value
	Participant Loans		
25,354,288	Participant Loans* interest ranging from 8.25% to 10.5% with maturities ranging from 1 month to 5 years	-	$25,354,288
	Registered Investment Companies		
4,737,011	American Century Ultra Fund	$147,173,282	$130,930,976
3,788,101	Brandywine Fund	111,834,171	88,452,168
390,600	Dodge & Cox Balanced Fund	25,867,341	25,553,050
38,690,257	Dreyfus Cash Management Fund	38,690,257	38,690,257
3,617,700	Fidelity Growth & Income Fund	139,108,727	135,229,622
3,743,668	JPM Pierpont Bond Fund	36,601,778	36,613,071
3,381,063	LKCM International Fund*	37,057,059	27,285,178
320,703	Vanguard S&P 500 Fund	37,663,343	33,638,580
154,078	LKCM FD Small Cap Equity Fund within Diversified Fund (LKCM)*	2,039,244	2,664,005
	Total Registered Investment Companies	$576,035,202	$519,056,907
	Total Allocated Investments	$933,079,480	$1,011,142,410
	UNALLOCATED		
493,092	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*	$493,092	$493,092
423,216	Gannett Co., Inc. common stock*	8,448,350	28,452,812
	Total Unallocated Investments	$8,941,442	$28,945,904
	Total Investments		$1,040,088,314

*Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(K) Savings Plan

Date: June 26, 2002

BY: Richard L Clapp

Richard L. Clapp
Secretary, Gannett Benefit Plans Committee

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35305) of Gannett Co., Inc. of our report dated June 26, 2002 relating to the financial statements of the Gannett Co., Inc. 401(k) Savings Plan, which appears in this Form 11-K for the year ended December 31, 2001.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, VA
June 26, 2002